UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)

Fidelity Southern Corporation
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

316394105
(CUSIP Number)

December 31, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 316394105	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EJF Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,000,000 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,000,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.1% (1)(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

(1)
Reflects 1,000,000 shares of common stock, no par value ("Common Stock") that, as of December 31, 2015, EJF Financial Services Fund, LP had the right to obtain, within 60 days, upon the conversion of 1,000,000 warrants of which it was the record owner, at a ratio of 1 share of Common Stock for each warrant.  See Item 4.

(2)
Based on 23,105,492 shares of Common Stock outstanding as of November 30, 2015, as reported by the Issuer in its Form 424B3 filed with the SEC on December 30, 2015, together with the 1,000,000 shares of Common Stock that, as of December 31, 2015, EJF Financial Services Fund, LP had the right to obtain, within 60 days, upon the conversion of the warrants of which it was the record owner.

CUSIP No. 316394105	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Emanuel J. Friedman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,000,000 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,000,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.1% (1)(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)
Reflects 1,000,000 shares of Common Stock that, as of December 31, 2015, EJF Financial Services Fund, LP had the right to obtain, within 60 days, upon the conversion of 1,000,000 warrants of which it was the record owner, at a ratio of 1 share of Common Stock for each warrant.  See Item 4.

(2)
Based on 23,105,492 shares of Common Stock outstanding as of November 30, 2015, as reported by the Issuer in its Form 424B3 filed with the SEC on December 30, 2015, together with the 1,000,000 shares of Common Stock that, as of December 31, 2015, EJF Financial Services Fund, LP had the right to obtain, within 60 days, upon the conversion of the warrants of which it was the record owner.

CUSIP No. 316394105	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EJF Financial Services Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,000,000 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,000,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.1% (1)(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)
Reflects 1,000,000 shares of Common Stock that, as of December 31, 2015, EJF Financial Services Fund, LP had the right to obtain, within 60 days, upon the conversion of 1,000,000 warrants of which it was the record owner, at a ratio of 1 share of Common Stock for each warrant.  See Item 4.

(2)
Based on 23,105,492 shares of Common Stock outstanding as of November 30, 2015, as reported by the Issuer in its Form 424B3 filed with the SEC on December 30, 2015, together with the 1,000,000 shares of Common Stock that, as of December 31, 2015, EJF Financial Services Fund, LP had the right to obtain, within 60 days, upon the conversion of the warrants of which it was the record owner.

CUSIP No. 316394105	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EJF Financial Services GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,000,000 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,000,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,000,000 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.1% (1)(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)
Reflects 1,000,000 shares of Common Stock that, as of December 31, 2015, EJF Financial Services Fund, LP had the right to obtain, within 60 days, upon the conversion of 1,000,000 warrants of which it was the record owner, at a ratio of 1 share of Common Stock for each warrant.  See Item 4.

(2)
Based on 23,105,492 shares of Common Stock outstanding as of November 30, 2015, as reported by the Issuer in its Form 424B3 filed with the SEC on December 30, 2015, together with the 1,000,000 shares of Common Stock that, as of December 31, 2015, EJF Financial Services Fund, LP had the right to obtain, within 60 days, upon the conversion of the warrants of which it was the record owner.

Item 1. (a)                      Name of Issuer

Fidelity Southern Corporation

Item 1. (b)                      Address of Issuer’s Principal Executive Offices

3490 Piedmont Road, Suite 1550
Atlanta, Georgia 30305

Item 2. (a)                      Name of Person Filing

This Amendment No. 1 to the Schedule 13G is being filed on behalf of the following persons (the “Reporting Persons”)*:

(i)	EJF Capital LLC;
(ii)	Emanuel J. Friedman;
(iii)	EJF Financial Services Fund, LP (the “Financial Services Fund”); and
(iv)	EJF Financial Services GP, LLC;

*Attached as Exhibit A is a copy of an agreement among the Reporting Persons that this Amendment No. 1 to the Schedule 13G is being filed on behalf of each of them.

Item 2. (b)                      Address of Principal Business Office or, if None, Residence

The address of the principal business office of each Reporting Person is:

2107 Wilson Boulevard
Suite 410
Arlington, VA 22201

Item 2.  (c)           Citizenship

See Item 4 of the attached cover pages.

Item 2.  (d)           Title of Class of Securities

Common Stock, no par value (“Common Stock”)

Item 2.  (e)           CUSIP Number

316394105

Item 3.                   If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.                   Ownership

(a)	Amount beneficially owned:

See Item 9 of the attached cover pages.

(b)	Percent of class:

See Item 11 of the attached cover pages.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

See Item 5 of the attached cover pages.

(ii) Shared power to vote or to direct the vote:

See Item 6 of the attached cover pages.

(iii) Sole power to dispose or to direct the disposition:

See Item 7 of the attached cover pages.

(iv) Shared power to dispose or to direct the disposition:

See Item 8 of the attached cover pages.

As of December 31, 2015, the Financial Services Fund was the record owner of 1,000,000 warrants issued by Fidelity Southern Corporation (the “Warrant Shares”) that the Financial Services Fund had the right to convert, within 60 days, into the number of shares of Common Stock shown on item 9 of its cover page.

EJF Financial Services GP, LLC is the general partner of the Financial Services Fund and an investment manager of certain affiliates thereof and may be deemed to share beneficial ownership of the Issuer’s securities of which the Financial Services Fund is the record owner.

EJF Capital LLC is the sole member of EJF Financial Services GP, LLC and may be deemed to share beneficial ownership of the Issuer’s securities of which EJF Financial Services GP, LLC may share beneficial ownership.  Emanuel J. Friedman is the controlling member of EJF Capital LLC and may be deemed to share beneficial ownership of the Issuer’s securities over which EJF Capital LLC may share beneficial ownership.

Item 5.                      Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than  five percent of the class of securities, check the following [X].

Item 6.                      Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.                      Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.                      Identification and Classification of Members of the Group

Not Applicable.

Item 9.                      Notice of Dissolution of Group

Not Applicable.

Item 10.                    Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 16, 2016

EJF CAPITAL LLC
By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EMANUEL J. FRIEDMAN
By:	/s/ Emanuel J. Friedman
	Name:	Emanuel J. Friedman

EJF FINANCIAL SERVICES FUND, LP

By: Its:	EJF FINANCIAL SERVICES GP, LLC General Partner

By: Its:	EJF CAPITAL LLC Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF FINANCIAL SERVICES GP, LLC

By: Its:	EJF CAPITAL LLC Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EXHIBIT A

The undersigned, EJF Capital LLC, a Delaware limited liability company, Emanuel J. Friedman, EJF Financial Services Fund, LP, a Delaware limited partnership, and EJF Financial Services GP, LLC, a Delaware limited liability company, hereby agree and acknowledge that the information required by this Amendment No. 1 to the Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of each of them.  The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated:  February 16, 2016

EJF CAPITAL LLC
By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EMANUEL J. FRIEDMAN
By:	/s/ Emanuel J. Friedman
	Name:	Emanuel J. Friedman

EJF FINANCIAL SERVICES FUND, LP

By: Its:	EJF FINANCIAL SERVICES GP, LLC General Partner

By: Its:	EJF CAPITAL LLC Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF FINANCIAL SERVICES GP, LLC

By: Its:	EJF CAPITAL LLC Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer